210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Third Quarter 2013 Results

CALGARY, AB, November 7, 2013 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended September 30, 2013.

“In recent months we have reported positive data in our squamous cell and non-squamous cell lung clinical trials both in terms of tumour response and survival,” said Dr. Brad Thompson, President and CEO of Oncolytics. “On the strength of this reported data, we intend to conduct randomized clinical studies in these indications that will further expand our lung cancer program.”

Selected Highlights

Since June 30, 2013, the Company has made a number of announcements including:

Clinical Trial Results

•
Reporting positive final results from a U.S. Phase 2 study examining the use of REOLYSIN® in combination with carboplatin and paclitaxel in patients with stage IV non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumors (REO 016). Response evaluation for 36 evaluable patients showed 11 partial responses (PR) (30%) (EGFR amplified, five; BRAF two; Kras, three; EGFR mutated, one), 21 stable disease (SD), and four progressive disease (PD). The data also correlated a number of molecular abnormalities with best response, progression free survival (PFS) and one-year survival. Current data in these patients demonstrates that 20 of 36 evaluable patients (56%) survived a year or more. There were 13 patients with only EGFR mutations or amplifications, of whom nine (69.2%) survived a year or longer. Four of four (100%) patients with BRAF and EGFR amplification survived a year or longer; and

•
Reporting final tumour response and progression free survival (“PFS”) data from a U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel (REO 021). Of the 25 evaluable patients who had more than one cycle of therapy, 23 (92%) exhibited overall tumour shrinkage. When evaluated for best response, which is the best percentage response recorded on study compared to baseline, 10 patients (40%) had partial responses (PRs), while a further 14 (56%) showed stable disease (SD), and one (4%), had progressive disease (PD). Using RECIST criteria to evaluate best overall response, 10 patients (40%) had partial responses (PRs), 12 (48%) showed stable disease (SD) and three (12%), had progressive disease (PD).  31.8% of patients with sufficient follow up had a PFS greater than six months.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	September 30, 2013 $	December 31, 2012 $
Assets
Current assets
Cash and cash equivalents	29,472,201	19,323,541
Short-term investments	2,001,644	1,969,228
Accounts receivable	35,402	44,979
Prepaid expenses	471,318	331,094
Total current assets	31,980,565	21,668,842
Non-current assets
Property and equipment	568,711	409,248
Total non-current assets	568,711	409,248

Total assets	32,549,276	22,078,090
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	4,913,395	7,291,310
Total current liabilities	4,913,395	7,291,310
Shareholders’ equity
Share capital Authorized: unlimited Issued:
September 30, 2013 – 84,758,818
December 31, 2012 – 76,710,285	228,513,564	198,155,091
Warrants	376,892	376,892
Contributed surplus	24,282,934	24,126,265
Accumulated other comprehensive loss	17,011	(57,115)
Accumulated deficit	(225,554,520)	(207,814,353)
Total shareholders’ equity	27,635,881	14,786,780
Total liabilities and equity	32,549,276	22,078,090

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $
Expenses
Research and development	5,001,972	8,129,328	13,923,323	24,673,201
Operating	1,222,157	1,175,227	4,107,650	3,485,368
Operating loss	(6,224,129)	(9,304,555)	(18,030,973)	(28,158,569)
Interest	110,479	74,053	290,806	287,509
Loss before income taxes	(6,113,650)	(9,230,502)	(17,740,167)	(27,871,060)
Income tax expense	—	(13,400)	—	(10,172)
Net loss	(6,113,650)	(9,243,902)	(17,740,167)	(27,881,232)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	(33,513)	(47,462)	74,126	34,479
Net comprehensive loss	(6,147,163)	(9,291,364)	(17,666,041)	(27,846,753)
Basic and diluted loss per common share	(0.07)	(0.12)	(0.21)	(0.37)
Weighted average number of shares (basic and diluted)	84,758,818	76,607,281	83,112,919	75,903,566

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive loss	—	—	—	34,479	(27,881,232)	(27,846,753)
Issued, pursuant to a bought deal financing	19,386,903	—	376,892	—	—	19,763,795
Exercise of stock options	1,380,139	(392,920)	—	—	—	987,219

Share based compensation	—	(49,489)	—	—	—	(49,489)
As at September 30, 2012	198,049,608	20,700,110	3,030,519	(83,022)	(199,322,064)	22,375,151

	Share Capital $	Contributed Surplus $	Warrants $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	74,126	(17,740,167)	(17,666,041)
Issued, pursuant to a bought deal financing	30,218,797	—	—	—	—	30,218,797
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	191,356	—	—	—	191,356
As at September 30, 2013	228,513,564	24,282,934	376,892	17,011	(225,554,520)	27,635,881

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending September 30, 2013 $	Three Month Period Ending September 30, 2012 $	Nine Month Period Ending September 30, 2013 $	Nine Month Period Ending September 30, 2012 $

Operating Activities
Net loss for the period	(6,113,650)	(9,243,902)	(17,740,167)	(27,881,232)
Amortization - property and equipment	41,205	26,422	91,351	83,993
Share based compensation	(59,497)	(121,685)	191,356	(49,489)
Unrealized foreign exchange loss (gain)	34,179	983	(63,670)	17,145
Net change in non-cash working capital	(412,109)	1,514,620	(2,508,562)	301,108
Cash used in operating activities	(6,509,872)	(7,823,562)	(20,029,692)	(27,528,475)
Investing Activities
Acquisition of property and equipment	(103,512)	(25,238)	(250,814)	(118,865)
Purchase of short-term investments	—	—	(32,416)	(32,441)
Cash used in investing activities	(103,512)	(25,238)	(283,230)	(151,306)
Financing Activities
Proceeds from exercise of stock options and warrants	—	101,750	104,989	987,219
Proceeds from public offering	—	—	30,218,797	19,763,795
Cash provided by financing activities	—	101,750	30,323,786	20,751,014
Increase in cash	(6,613,384)	(7,747,050)	10,010,864	(6,928,767)
Cash and cash equivalents, beginning of period	36,153,277	33,802,813	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents	(67,692)	(48,445)	137,796	17,334
Cash and cash equivalents, end of period	29,472,201	26,007,318	29,472,201	26,007,318

To view the Company's Fiscal 2013 Third Quarter Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2013 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 335 West 38th Street, 3rd Floor New York, NY 10018 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com